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                                                                    EXHIBIT 99.3

[CO 02/311]
CHESS DEPOSITARY NOMINEES PTY LTD -- CDIS

Issued 11/3/2002

Class Order [CO 02/311] gives relief from provisions in Chapter 6D and Part 7.9 of the Corporations Act in relation to the issue of CHESS Depositary Interests
(CDIs) by CHESS Depositary Nominees Pty Ltd (CDN). CDIs enable the beneficial ownership of certain foreign financial products that are quoted on Australian Stock Exchange Ltd, to be recorded and transferred electronically in the Clearing House Electronic Subregister System (CHESS) operated by ASX Settlement & Transfer Corporation Pty Ltd (ASTC). This class order revokes [CO 00/182].

Australian Securities and Investments Commission

Corporations Act 2001 -- Subsections 741(1) and 1020F(1) -- Revocation, Exemption and Declaration

1 Under subsection 741(1) of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby revokes Class Order [00/182].

2 Under subsections 741(1) and 1020F(1) of the Act ASIC hereby exempts CHESS Depositary Nominees Pty Ltd ("CDN") from Parts 6D.2 and 6D.3 (other than section
736) and section 1017F of the Act in the case specified in Schedule A.

3 Under subsection 741(1) of the Act ASIC hereby declares that sections 707 and 736 and subsections 727(3) and 734(5) of the Act, and any regulations made for the purposes of those provisions, have effect in relation to the class of equitable interests mentioned in Schedule C as if interests of that class were quoted securities, and as if the reference in paragraph 736(2)(c) to "listed securities" were a reference to "quoted securities".

4 Under subsection 1020F(1) of the Act ASIC hereby exempts CDN from Part 7.9 of the Act in the case specified in Schedule B.

SCHEDULE A

An offer for the issue of equitable interests referred to in Schedule C, made by CDN in accordance with the ASTC operating rules.

SCHEDULE B

An offer for the issue of equitable interests referred to in Schedule D, made by CDN in accordance with the ASTC operating rules.

SCHEDULE C

Equitable interests in quoted foreign securities being interests issued by CDN for the purpose of

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enabling beneficial ownership of the quoted foreign securities to which the interests relate, to be recorded in and transferred through CHESS, and being described in the ASTC operating rules as CHESS Depositary Interests or CDIs.

SCHEDULE D

Equitable interests in quoted foreign managed investments being interests issued by CDN for the purpose of enabling beneficial ownership of the quoted foreign managed investments to which the interests relate, to be recorded in and transferred through CHESS, and being described in the ASTC operating rules as CHESS Depositary Interests or CDIs.

INTERPRETATION

In this instrument:

"ASTC" means ASX Settlement and Transfer Corporation Pty Limited;

"ASX" means Australian Stock Exchange Limited;

"CHESS" means the Clearing House Electronic Subregister System ("CHESS") operated by ASTC;

"quoted foreign managed investments" means financial products that are:

(i)   managed investment products; or

(ii)  referred to in paragraph 764(1)(ba) of the Act,

that are issued by a foreign entity and quoted on the financial market operated by ASX; and

"quoted foreign securities" means securities issued by a foreign company and quoted on the financial market operated by ASX.

Dated this 11th day of March 2002

Signed by Brendan Byrne
as a delegate of the Australian Securities and Investments Commission

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